中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2006)175(JY) File No.82-34675

29 May 2006 [redacted]

06014031

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 JUN -2 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 26 May 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Jason C.W. Yeung
Company Secretary

dw 6/5

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SCD018(2006.01 1,000)YKE

The Standard
Date 29 MAY 2006

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT

Voting Results of Annual General Meeting and Extraordinary General Meeting held on 26 May 2006

The Board of Directors of the Company hereby announces the voting results of the AGM and the EGM of the Company, both held on 26 May 2006.
All resolutions proposed at the AGM and the EGM were duly passed by the shareholders voting by poll.
At the AGM, shareholders of the Company approved the declaration of a final dividend of HK$0.48 per share for the year ended 31 December 2005. The final dividend will be paid on Tuesday, 30 May 2006 to shareholders whose names appeared on the Register of Members of the Company on Tuesday, 23 May 2006.
At the EGM, independent shareholders of the Company approved (a) the proposed acquisition by the Company of a 51% interest in BOC Group Life Assurance Company Limited and matters relating thereto and (b) the revised caps and new annual cap in respect of certain continuing connected transactions.
Details on the poll voting results of the AGM and the EGM are set out below.

The Board of Directors of the Company is pleased to announce the voting results of the Annual General Meeting ("AGM") and the Extraordinary General Meeting ("EGM") of the Company, both held on Friday, 26 May 2006 at Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong. The AGM and the EGM were chaired by Mr. Xiao Gang, the Chairman of the Company. As stated in the notices of the AGM and the EGM dated 10 April and 2 May 2006 respectively, all the proposed resolutions at the AGM and the EGM were voted on by poll. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed by the Company as the scrutineer for the vote-taking at both the AGM and the EGM.

Annual General Meeting

The number of issued shares of the Company as at the date of the AGM was 10,572,780,266 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. Shareholders and authorised proxies holding an aggregate of 10,280,110,346 shares, representing 97.23% of the total issued share capital of the Company were present at the AGM.
All resolutions at the AGM were approved by the shareholders. The poll voting results in respect of each resolution proposed at the AGM were as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2005.	7,467,801,938 (99.9983%)	127,000 (0.0017%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK$0.48 per share for the year ended 31 December 2005.	7,648,537,663 (99.9999)%	4,500 (0.0001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.(a)	To re-elect Mr. XIAO Gang as a Director of the Company.	7,636,658,895 (99.9869%)	997,500 (0.0131%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(b)	To re-elect Mr. HE Guangbei as a Director of the Company.	7,636,781,395 (99.9914%)	653,500 (0.0086%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(c)	To re-elect Mr. LI Zaohang as a Director of the Company.	7,636,582,395 (99.9868%)	1,010,500 (0.0132%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(d)	To elect Mr. KOH Beng Seng as a Director of the Company.	7,637,406,395 (99.9969%)	233,500 (0.0031%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(e)	To re-elect Mr. SHAN Weijian as a Director of the Company.	7,637,347,895 (99.9969%)	239,500 (0.0031%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(f)	To elect Mr. TUNG Savio Wai-Hok as a Director of the Company.	7,637,506,395 (99.9986%)	105,500 (0.0014%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.	7,647,816,663 (99.9911%)	680,500 (0.0089%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	7,100,719,092 (92.8627%)	545,750,071 (7.1373%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	7,649,457,663 (99.9946%)	414,500 (0.0054%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.	7,564,731,678 (98.8870%)	85,146,485 (1.1130%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

Shareholders may refer to the Circular dated 10 April 2006 for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
The final dividend of HK$0.48 per share for the year ended 31 December 2005 will be paid on Tuesday, 30 May 2006 to shareholders whose names appeared on the Register of Members of the Company on Tuesday, 23 May 2006.

Extraordinary General Meeting

The total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM was 3,608,010,232 shares. The controlling shareholder, Bank of China Limited, and its associates, are connected persons of the Company, and have abstained from voting at the EGM as required by the Listing Rules. There were no shares of the Company entitling the holders to attend and vote only against the resolutions proposed at the EGM.
Shareholders and authorised proxies holding an aggregate of 3,310,102,681 shares, representing 31.31% of the total issued share capital of the Company and 91.74% of the shares entitling the holders to attend and vote at the EGM were present at the EGM.
All resolutions at the EGM were approved by the independent shareholders. The poll voting results in respect of each resolution proposed at the EGM were as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To confirm, approve and ratify the Sale and Purchase Agreement (as defined in the circular to the shareholders of the Company dated 2 May 2006) and the transactions contemplated thereunder; to authorise the Directors of the Company to take all necessary actions to implement and give effect to the transactions contemplated thereunder; and to approve the Shareholders' Agreement (as defined in the circular to the shareholders of the Company dated 2 May 2006) and to authorise the Directors of the Company to make changes or amendments to the Shareholders' Agreement as they think fit.	679,433,460 (99.9978%)	15,000 (0.0022%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To confirm, approve and ratify the proposed Revised Caps and New Annual Cap (as defined and described in the circular to the shareholders of the Company dated 2 May 2006).	679,429,960 (99.9980%)	13,500 (0.0020%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

Shareholders may refer to the Circular dated 2 May 2006 for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 26 May 2006

As at the date hereof, the Board comprises: Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.

* *non-executive directors*

** *independent non-executive directors*